Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
	(in thousands, except ratio of earnings to fixed charges)
Earnings:
Income before income taxes	$300,478	$379,464	$295,688	$113,447	$86,410	$85,786
Total fixed charges (see below)	61,134	88,433	104,652	112,443	96,459	88,836
Interest capitalized	(6,258)	(2,651)	(3,261)	(8,024)	(12,625)	(10,524)
Earnings as adjusted	$355,354	$465,246	$397,079	$217,866	$170,244	$164,098

Fixed Charges:
Interest and amortization of debt discount and issuance costs	$23,292	$36,612	$55,678	$64,240	$50,453	$43,522
Portion of rental expense representative of the interest factor	37,842	51,821	48,974	48,203	46,006	45,314
Total fixed charges	$61,134	$88,433	$104,652	$112,443	$96,459	$88,836
Ratio of earnings to fixed charges (a)	5.81	5.26	3.79	1.94	1.76	1.85
Coverage deficiency	$—	$—	$—	$—	$—	$—

(a)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest.